EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file Amendment No. 1 to Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: July 17, 2017

GALAM MANAGEMENT AND MARKETING AGRICULTURAL COOPERATIVE SOCIETY LTD.

By: /s/ Shmuel Leshem; /s/ Orit Hemmo
Name: Shmuel Leshem and Orit Hemmo Title: Authorized Signatories

OCHMANIT THE ECONOMIC UNION FOR MA’ANIT AGRICULTURAL COOPERATIVE SOCIETY LTD. By: /s/ Shmuel Leshem; /s/ Orit Hemmo
Name: Shmuel Leshem and Orit Hemmo Title: Authorized Signatories KIBBUTZ MA’ANIT By: /s/ Shmuel Leshem; /s/ Orit Hemmo
Name: Shmuel Leshem and Orit Hemmo Title: Authorized Signatories